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                    MERRILL LYNCH INVESTMENT PARTNERS INC.
                                    [PHOTO]




                                   ML Global
                                 Horizons L.P.




                        Monthly Statement January 1998
                        ------------------------------

                              [LOGO] Merrill Lynch
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                            ML Global Horizons L.P.


As previously mentioned, beginning January 1, 1998, Merrill Lynch Investment Partners Inc. ("MLIP"), the general partner of ML Global Horizons L.P. (the "Fund"), is providing monthly summary financial information, but market commentary only on a quarterly basis.

The Net Asset Value per Unit of the Fund increased 0.16% during January to $154.11 per Unit on January 31, 1998 from $153.86 on December 31, 1997.

During January 1998, John R. Frawley, Jr. became Chairman of MLIP, replacing Allan N. Jones, who continues as a director. In addition, Joseph H. Moglia and Stephen G. Bodurtha were elected directors of MLIP.

Joseph H. Moglia was born in 1949. He is a Director of MLIP. In 1971, he graduated from Fordham University with a Bachelor of Arts degree in Economics. He later received his Master of Science degree from the University of Delaware. He coached at the high school and college level for sixteen years. Mr. Moglia joined Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") in 1984, and has served in a number of senior roles, including Director of New York Fixed Income Institutional Sales, Director of Global Fixed Institutional Sales, and Director of the Municipal Division. He is currently Senior Vice President and Director of the Investment Strategy and Product Group of the Merrill Lynch Private Client Group, and Director of Middle Markets.

Stephen G. Bodurtha was born in 1958. Mr. Bodurtha is a Director of MLIP. In 1980, Mr Bodurtha graduated from Wesleyan University, Connecticut with a Bachelor of Arts degree in Government, magna cum laude. From 1980 to 1983, Mr. Bodurtha worked in the Investment Banking Division of Merrill Lynch. In 1985, he was awarded his Master of Business Administration degree from Harvard University, where he also served as Associates Fellow (1985-1986). From 1986 to 1989, Mr. Bodurtha held the positions of Associate and Vice President with Kidder, Peabody & Co., Incorporated where he worked in their Financial Futures & Options Group. Mr. Bodurtha joined MLPF&S in 1989 and has held the position of First Vice President since 1995. He has been the Director in charge of MLPF&S's Structured Investments Group since 1995.

                                       Sincerely,
                                       John R. Frawley, Jr.
                                       President and Chief Executive Officer
                                       Merrill Lynch Investment Partners Inc.
                                       (General Partner)
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FOR THE EXCLUSIVE USE OF INVESTORS IN ML GLOBAL HORIZONS L.P. THIS MONTHLY
REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.
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                            ML Global Horizons L.P.
                               January 31, 1998
                             Statement of Changes
                              in Net Asset Value


Net Asset Value (871,217 Units) at
  December 31, 1997                                                $134,044,364
Additions of 12,807 Units                                             1,970,485
Net Income/(Loss) for January 1998                                      218,741
Redemptions of 12,471 Units                                          (1,921,906)
                                                                   ------------
Net Asset Value (877,553 Units) at
  January 31, 1998                                                 $134,311,684
                                                                   ============
Net Asset Value per Unit at
  January 31, 1998                                                 $     154.11
                                                                   ============

================================================================================
                          Statement of Income/(Loss)

                                                                     January
                                                                     -------

Revenues:
  Realized Profit/(Loss)                                           $  1,074,799
  Change in Unrealized Profit/(Loss)                                   (542,444)
                                                                   ------------
Total Trading Results                                                   532,355
  Interest Income                                                       543,201
                                                                   ------------
Total Revenues                                                        1,075,556

Expenses:
  Brokerage Commissions                                                 828,254
  Administrative Fees                                                    28,561
                                                                   ------------
  Total Expenses                                                        856,815
                                                                   ------------
Net Income/(Loss)                                                  $    218,741
                                                                   ============


===============================================================================

To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.

                    /s/ Michael A. Karmelin
                    Michael A. Karmelin
                    Chief Financial Officer
                    Merrill Lynch Investment Partners Inc.

Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106
1-800-765-0995